Exhibit 99.3

Points Climbs the Ranks As One of Canada’s Top Software Companies
Branham300 2013 list out today; Points rises to #4 among Canada’s Top 25 Software Companies

TORONTO (April 23, 2013) — Points (TSX: PTS; NASDAQ: PCOM), global leader in reward currency management, has been celebrated among Canada’s Top 25 Software Companies and Canada’s Top 250 ICT Companies in the 2013 edition of the Branham300 released today.

Points is ranked in two of the Branham300 lists: moving up one spot to rank fourth on the list of Canada’s Top 25 Software Companies, and maintaining its ranking of 40 among the Top 250 ICT Companies. Points debuted on the list in 2012 in the same two categories of the Branham300 awarded this year.

“We are honored to be recognized by Branham for the unique work that we do,” says Rob MacLean, Chief Executive Officer of Points. “We have a great team at Points that creates innovative software and technologies to make the world's loyalty programs more valuable and engaging. These awards are a true testament to the great work that they do,” says MacLean.

For nearly 20 years, the Branham300 has highlighted the top Canadian and Multinational Information & Communication Technology (ICT) companies operating in Canada, as ranked by revenues. It illustrates the depth and breadth of innovative technologies developed in Canada and is widely considered to be a leading source of intelligence on Canada's ICT industry. The Branham300 is published annually on www.branham300.com, as well as in the April/May issue of Backbone Magazine (www.backbonemag.com).

For more information on Points visit www.Points.com, follow @PointsBiz on Twitter and read Points Loyalty News blog.

About Points
Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations. Points also manages the largest loyalty commerce network and online consumer portal, Points.com, to give the network’s 500 million members the ability to trade, track, exchange, and redeem loyalty points, miles, and rewards.

As the industry’s pioneer of loyalty currency management and loyalty technology innovator, Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. In addition to these services, Points’ unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

About Branham Group Inc.

Branham Group Inc. is a leading industry analyst and strategic consulting company servicing the global Information, Communication and Entertainment (ICE) Technology marketplace. Branham Group assists ICE Technology companies and related institutions in achieving market success through its custom consulting services (Planning, Marketing and Partnering), and through its multi-client research subscription programs (Digital Health, Green IT and Cloud). Branham also produces an annual listing of the top ICT companies in Canada (www.branham300.com) and monitors over 450 Digital Health vendors (www.branhamgroup.com/digitalhealth). For more information regarding Branham Group, please visit www.branhamgroup.com.

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For more information contact:

Investor relations:
Laura Bainbridge/Kimberly Esterkin, Addo Communications
T.310.829.5400; E. laurab@addocommunications.com; kimberlye@addocommunications.com

Media relations:
Fiona Pincente
Corporate Communications Manager, Points
T. 416.596.6370 x3130; E. fiona.pincente@points.com